UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

01917019

(CUSIP Number)

Primo Vital Limited

Ourgame International Holdings Limited

31/F, Tower Two,

Times Square,

1 Matheson Street, Causeway Bay,

Hong Kong, China

Attention: Jingsheng Lu

Telephone 86-10-82378118

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

1	NAME OF REPORTING PERSONS Primo Vital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (Other - See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,986,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,986,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,986,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Percentage calculated based on 38,185,313 shares of Common Stock issued and outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2024 (filed on August 19, 2024).

1	NAME OF REPORTING PERSONS Ourgame International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (Other - See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,986,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,986,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,986,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Percentage calculated based on 38,185,313 shares of Common Stock issued and outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2024 (filed on August 19, 2024).

1	NAME OF REPORTING PERSONS Lu Jingsheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (Other - See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000(2)
	8	SHARED VOTING POWER 11,986,523
	9	SOLE DISPOSITIVE POWER 60,000
	10	SHARED DISPOSITIVE POWER 11,986,523(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,046,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Percentage calculated based on 38,185,313 shares of Common Stock issued and outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2024 (filed on August 19, 2024).

(2) Consists of (i) a grant of restricted stock units to receive 20,000 shares of Common Stock subject to vesting; and (ii) options to buy up to 40,000 shares of Common Stock subject to vesting.

(3) Represents shares indirectly owned by Mr. Lu Jingsheng through Primo Vital Limited, which is a wholly owned subsidiary of Ourgame International Holdings, Ltd. Mr. Lu Jingsheng is the Chairman and Chief Executive Officer of Ourgame International Holdings, Ltd and the sole director of Primo Vital Limited. Mr. Lu Jingsheng may exercise voting and dispositive power over the shares beneficially owned by Primo, and disclaims any beneficial ownership in such shares except to the extent of his pecuniary interest.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission September 18, 2019.

Item 1 Security and Issuer.

Item 1 is hereby amended as follows:

This Schedule 13D/A relates to shares of the Common Stock, $0.0001 par value, of Allied Gaming & Entertainment Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 745 Fifth Avenue, Suite 500, New York, NY 10151. Prior to August 9, 2019, the name of the Company was Black Ridge Acquisition Corp.

Item 2 Identity and Background.

Item 2 is amended as follows:

(a)                 This 13D/A is being filed jointly by the following persons (the “Reporting Persons”):

•                    Primo Vital Limited (“Primo Vital”), a British Virgin Islands exempted company;

•                    Ourgame International Holdings Limited (“Ourgame”), a Cayman Islands corporation; and

•                    Lu Jingsheng, an individual who is the chairman, executive director and chief executive officer of Ourgame and the sole director of Primo Vital. Mr. Lu Jingsheng is a director of the Issuer since 2021.

Mr. Eric Yang resigned from Ourgame on June 30, 2020 so is no longer deemed to be a Reporting Person.

(b)                 The principal office and place of business for Primo Vital, Ourgame and Mr. Lu Jingsheng is 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, China.

(c)                 Primo Vital’s principal business activities involve investing in the equity securities of the Company. Ourgame’s principal business activities involve developing and operating online card and board games in China, with integrated online and offline operations. Primo Vital is a 100% owned subsidiary of Ourgame. Lu Jingsheng is an individual who is the executive director and chief executive officer of Ourgame and and the sole director of Primo Vital.

(d) – (e)       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Primo Vital is a British Virgin Islands exempted company. Ourgame is a Cayman Islands corporation. Lu Jingsheng is a citizen of the People’s Republic of China.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

The Reporting Persons acquired beneficial ownership of the securities of the Company described herein pursuant to the Agreement and Plan of Merger, dated as of December 19, 2018 and amended by the Amendment dated August 5, 2019 (as so amended, the “Merger Agreement”), by and among the Company, Black Ridge Merger Sub Corp. (“Merger Sub”), Allied Gaming and Entertainment, Inc. (f/k/a Allied Esports Media, Inc.) (“AEM”), Noble Link Global Limited (“Noble”), Ourgame, and Primo Vital. On August 9, 2019 (the “Effective Date”), such parties completed merger transactions (the “Mergers”) and other related transactions (together with the Mergers, the “Transactions”) under which, among other things, AEM became a wholly-owned subsidiary of the Company and the Company assumed ownership of the businesses of Allied Esports (“Allied Esports”) and the World Poker Tour® (“WPT”). The consideration for the issuances of securities to the Reporting Persons is described below.

Issuances in the Transactions. In the Transactions, among other things, the Reporting Persons received the following equity securities of the Company or rights to receive such equity securities in the future:

1.                   In the Mergers, on the Effective Date, the Company issued shares of common stock to the former owners of AEM and WPT, including 9,543,692 shares issued to Primo Vital.

2.                   In the Mergers, on the Effective Date, the Company issued to the former owners of AEM and WPT five-year warrants to purchase shares of Company common stock at a price per share of $11.50 (the “Warrants”), including 3,125,640 Warrants issued to Primo Vital. These warrants expired in August 9, 2024.

3.                   On the Effective Date, the Company issued 1,842,831 shares of common stock to Primo Vital in cancellation of $12,144,260 of debt owed by Allied Esports and WPT.

4.                   On the Effective Date, the Company assumed $10,000,000 of the debt obligations of Ourgame and Noble Link Global Limited (including an additional $1,200,000 of accrued interest) and repaid Ourgame a balance of $23,800,000 owed under the Merger Agreement by (a) paying $3,500,000 in cash to Ourgame and its designees, (b) issuing to Ourgame’s designees 2,928,679 shares of the Company’s common stock (including the 1,842,831 shares issued to Primo Vital referred to in paragraph 4 above), and (c) Ourgame retaining $1,000,000 of the proceeds of such loans to pay its transaction expenses incurred in the Mergers. Black Ridge Oil & Gas, Inc., a founding stockholder of the Company, also agreed to transfer an aggregate of 600,000 shares of the Company’s common stock held by it to Ourgame, which transfer was completed on the Effective Date.

Item 4. Purpose of Transaction.

Item 4 is amended as follows:

The Reporting Persons may from time to time and at any time: (1) acquire additional Common Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, (2) dispose of any or all of their Common Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, (3) enter into swap and/or other derivative transactions with brokerdealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the Common Shares or other securities of the Issuer, and/or (4) engage in any other hedging or similar transactions with respect to the Common Shares and/or other securities or instruments of the Issuer.

On September 24, 2024, Ourgame delivered a letter to the board of directors of the Issuer (the “Board”) demanding the Board to grant Ourgame a similar exemption which the Issuer granted to Knighted Pastures LLC and Roy Choi (collectively, “Knighted”), permitting Ourgame to acquire additional shares of common stock of the Issuer, up to a level exceeding 10% of Knighted’s holding without being treated as an “acquired person” under a shareholder rights plan adopted by the Issuer in February 2024. In addition, Ourgame urged the Board to initiate necessary amendments to the Bylaws to perform the obligations under the Agreement and Plan of Reorganization, dated as of December 19, 2018.

On October 3, 2024, Mr. Lu Jingsheng, in his capacity as a member of the nominating and corporate governance committee of the Issuer (the “Nominating Committee”), delivered a Notice of Nomination for Directors (the “Notice”) to the Nominating Committee and a summary of the Notice is as follows:

Mr. Lu Jingsheng requested that the Nominating Committee consider the nominations of two highly qualified candidates, Mr. Li Zhang and Mr. Shaohua Ma to replace Mr. Yushi Guo and Mr. Yuanfei Qu and recommend these nominations for approval by all members of the board of the Issuer.

The two candidates are: Zhang Li and Ma Shaohua and their biographies are set forth below:

Zhang Li:

Mr. Zhang Li, aged 49, has extensive experience and knowledge in accounting and financial management. Mr. Zhang has been the chief accountant of Joinach Certified Public Accountants since 2009. Prior to that, Mr. Zhang was a regional finance director of China of Popular Holdings from 2005 to 2007 and an assistant to president of Shandong Wohua Pharmaceutical Co., Ltd. from 2003 to 2005.

Mr. Zhang obtained a Master of Business Administration from the China Europe International Business School and has the qualifications of Chinese Certified Public Accountant, the Chinese Certified Tax Agent and Fund Practice.

Ma Shaohua:

Mr. Ma Shaohua, aged 45, holds a Bachelor of Law degree from North Jiaotong University (now known as Beijing Jiaotong University) and a Master of Public Administration degree from the Party School of the CPC Central Committee. Since 2018, he has worked at Legend Holding Company

Mr. Lu Jingsheng intends to propose that the following directors be replaced by the above candidates:

Yushi Guo

Director Guo has been a director of Issuer since 2022 and is a member of Issuer’s Compensation Committee.

Yuanfei Qu

Director Qu has been a director of Issuer since 2022 and is a member of Issuer’s Compensation Committee.

On October 3, 2024, Ourgame also delivered a letter to the Issuer, which among other things, called upon the Issuer to promptly schedule and announce the date for the Issuer’s 2024 annual meeting of stockholders according to the Bylaws of the Issuer.

The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of the matters described in this Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

THIS SCHEDULE 13D IS NOT A SOLICITATION. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING,AND DO NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITHREGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS,PROPOSED CHANGES TO THE BYLAWS, REMOVING CERTAIN EXISTING DIRECTORS FOR CAUSE OR ANY OTHERMATTER TO BE VOTED UPON AS DESCRIBED IN THIS SCHEDULE 13D. THE REPORTING PERSONS WILL NOTACCEPT PROXIES FROM ANY STOCKHOLDER IN CONNECTION WITH THE ACTIONS CONTEMPLATED BY THIS SCHEDULE 13D.

Item 5 Interests in Securities of the Issuer.

Item 5 is amended as follows:

Primo Vital beneficially owns 11,986,523 shares of common stock of the Company, representing 31.4% of the issued and outstanding common stock. (All percentages are based on 38,185,313 outstanding shares as of August 14, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2024. Primo Vital shares the power to vote or direct the voting of all of such shares and shares the power to dispose or direct the disposition of all of such shares.

Ourgame beneficially owns 11,986,523 shares of common stock of the Company, representing 31.4% of the issued and outstanding common stock. This beneficial ownership includes all of the shares beneficially owned by Primo Vital, because Primo Vital is a wholly owned subsidiary of Ourgame.

Mr. Lu Jinsheng beneficially owns 12,046,523 shares of common stock of the Company, representing 31.5% of the issued and outstanding common stock. This beneficial ownership includes all of the shares beneficially owned by Primo Vital and Ourgame, because Mr. Lu Jingsheng is a controlling person of both such companies. Mr. Lu Jingsheng beneficially owns (i) 11,986,523 outstanding shares; (ii) 20,000 restricted stock units granting Mr. Lu Jingsheng the right to receive one share of common stock of the Issuer (the "Common Stock"). The RSUs shall vest: (i) twenty-five percent (25%) immediately upon granting and (ii) the remaining shares shall vest in three (3) equal successive installments upon the Reporting Person's completion of each six (6) month period of service over the eighteen (18) month period measured from the date of grant; and (iii) options to purchase 40,000 shares of Common Stock vesting 10,000 shares vest on each of 5/6/2022, 5/6/2023, 5/6/2024, and 5/6/2025. Mr. Lu Jingsheng has sole power to vote or direct the voting and dispose or direct the disposition of 60,000 shares. Mr. Lu Jingsheng shares the power to vote or direct the voting of 11,986,523 shares. Mr. Lu Jingsheng shares the power to dispose or direct the disposition of 11,986,523 shares.

(c)                 The Transactions in which the Reporting Persons acquired beneficial ownership of the shares are described in Item 3.

(d)                 Not applicable.

(e)                 Not applicable.

Item 7 Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement to File Jointly (attached herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

PRIMO VITAL LIMITED

By:	/s/ Lu Jingsheng
Lu Jingsheng
Sole Director

OURGAME INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Lu Jingsheng
Lu Jingsheng
Chief Executive Officer

/s/ Lu Jingsheng
Lu Jingsheng